UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Qunar Cayman Islands Limited

(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

74906P1049**

(CUSIP Number)

January 12, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 3 Class B Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74906P1049	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): SL Camel Holdco Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	74906P1049	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Partners IV Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	74906P1049	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Technology Associates IV Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	74906P1049	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake (Offshore) AIV GP IV, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	74906P1049	13G	Page 6 of 9 Pages

Item 1(a) Name of Issuer:

Qunar Cayman Islands Limited (the “Company”).

Item 1(b) Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing, People’s Republic of China.

Item 2(a) Name of Person Filing:

This Schedule 13G is being jointly filed by SL Camel Holdco Limited (the “Holdco”), Silver Lake Partners IV Cayman, L.P. (“SLP IV Fund”), Silver Lake Technology Associates IV Cayman, L.P. (“SLP Fund GP”) and Silver Lake (Offshore) AIV GP IV, LTD. (“SLP AIV GP”) (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated June 29, 2015, a copy of which is attached as Exhibit A to the initial Schedule 13G filed by the Reporting Persons on June 29, 2015 (the “Initial Schedule 13G”), pursuant to which the Reporting Persons agreed to file the Initial Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 2(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each Reporting Person is c/o Silver Lake Partners, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

Item 2(c) Citizenship:

Each Reporting Person is organized under the laws of the Cayman Islands.

Item 2(d) Title of Class of Securities:

Class B Ordinary Shares, par value $0.001 per share (the “Class B Ordinary Shares”).

Item 2(e) CUSIP Number:

74906P1049 (This CUSIP applies to the American Depositary Shares of the Issuer, each representing 3 Class B Ordinary Shares)

Item 3 If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No.	74906P1049	13G	Page 7 of 9 Pages

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4 Ownership:

(a)	Amount beneficially owned:

None of the Reporting Persons beneficially owns any Ordinary Shares.

(b)	Percent of class:

Not applicable.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Not applicable.

(ii)	shared power to vote or to direct the vote:

Not applicable.

(iii)	sole power to dispose or to direct the disposition of:

Not applicable.

(iv)	shared power to dispose or to direct the disposition of:

Not applicable.

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6 Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

CUSIP No.	74906P1049	13G	Page 8 of 9 Pages

Item 8 Identification and Classification of Members of the Group:

See Exhibit A attached to the Initial Schedule 13G.

Item 9 Notice of Dissolution of Group:

Not Applicable.

Item 10 Certification:

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2016

SL CAMEL HOLDCO LIMITED

By:	/s/ Ken Hao
Name:	Ken Hao
Title:	Director

SILVER LAKE PARTNERS IV CAYMAN, L.P.

By: SILVER LAKE TECHNOLOGY ASSOCIATES IV CAYMAN, L.P., its general partner

By: SILVER LAKE (OFFSHORE) AIV GP IV, LTD., its general partner

By:	/s/ Karen King
Name:	Karen King
Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES IV CAYMAN, L.P.

By: SILVER LAKE (OFFSHORE) AIV GP IV, LTD., its general partner

By:	/s/ Karen King
Name:	Karen King
Title:	Director

SILVER LAKE (OFFSHORE) AIV GP IV, LTD.

By:	/s/ Karen King
Name:	Karen King
Title:	Director